NEW YORK FREE TRADE ZONE FILING EXEMPTION AND CLASS CODE DISCLOSURE

This document is deemed to be the front page of the accompanying policy forms.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057 Large Deductible or Self-Insured Retention Insurance

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106839603

AFE-19002 Ed. 01-13	Page 1 of 1
©2013 The Travelers Indemnity Company. All rights reserved.

March 1, 2018

THE GABELLI ASSET FUND

ONE CORPORATE CENTER

401 THEODORE FREMD AVENUE

RYE, NY 10580

Re: Important Information about Claims Information Line

Dear THE GABELLI ASSET FUND

Travelers Bond & Specialty Insurance is pleased to announce its 1-800-842-8496 Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

•	The information that needs to be included with the claim notice

•	The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information

•	Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy’s reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

Best regards,

Blair A Puscas

LTR-4035 Ed. 06-09 Printed in U.S.A.	Page 1 of 1
©2009 The Travelers Companies, Inc. All Rights Reserved

One Tower Square

Hartford, CT 06183

03/01/2018

THE GABELLI ASSET FUND

ONE CORPORATE CENTER

401 THEODORE FREMD AVENUE

RYE, NY 10580

RE: Risk Management PLUS+ Online® from Travelers Bond & Specialty Insurance (www.rmplusonline.com)

As a Travelers Bond & Specialty Insured you receive risk management services, at no cost, to help protect you and your business.

Risk Management PLUS+ Online, is a robust website to assist you in the mitigation of risk relative to employment practices, directors and officers, fiduciary liability, cyber, crime, kidnap & ransom, and identity fraud exposures.

Highlights of Risk Management PLUS+ Online include:

☒	Thousands of articles on a variety of risk management topics

☒	Topical webinars and podcasts on current issues

☒	Checklists to assist in managing risk

☒	Web based training

☒	Model Employee Handbook, including policies and forms for downloading or printing that reduce risks in the workplace.

The following Risk Management PLUS+ Online Registration Instructions contain easy, step-by-step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It’s that simple.

Thank you for choosing Travelers Bond & Specialty Insurance for your insurance needs. Travelers is a market leader in providing management liability and crime coverages that are specifically customized for your organization.

Instructions for Registration & Orientation to Risk Management PLUS+ Online®

Registration for Site Administrators:

The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

1.	Go to www.rmplusonline.com.

2.	In the Sign-In box, click Register.

3.	Enter the password/passcode: <TRVP300100 for Insurance Companies> <TRVP300400 for Banks and Diversified> <TRV300300 for Asset Management>

4.	Fill in the Registration Information and click Submit.

5.	Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:

1.	Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.

2.	If you have any questions, just click on Contact Us on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.

3.	You can also schedule a live walk-through of the site by sending a request for a walk-through via the contact link on the front page.

LTR-4107 Rev. 10-17	Page 1 of 1
© 2017 The Travelers Indemnity Company. All rights reserved.

The Willis Producing Office for this policy is:

Willis of New York, Inc.

LTR-19041 Ed. 01-15	Page 1 of 1
© 2015 The Travelers Indemnity Company. All rights reserved.

NOTICE OF LIBERALIZATION –

DESCRIBED BROADENING OF COVERAGE BASED ON PROVISIONS OF

RENEWED OR REPLACED POLICIES

This notice is provided to you because your policy renews or replaces a policy that has been discontinued.

Travelers is pleased to introduce the new SelectOne+® for Investment Advisers and Funds policy. This new policy has some important new benefits and enhancements, and includes some innovative coverages that are unique within the market. At the same time, this new policy differs in many respects from your expiring policy. We are providing this notice to explain how we will address these differences.

Please review your new policy carefully. While the new policy results in many coverage enhancements, there may be questions about potential coverage differences between the expiring policy and the new SelectOne+® for Investment Advisers and Funds policy. In an effort to provide additional assurance to our customers and to make this coverage transition as easy as possible, claims will be adjusted under the new policy for the first year based upon the wording of the coverage provision of either the expiring policy or the new SelectOne+® for Investment Advisers and Funds policy, whichever is broader, with the following exceptions:

•	Any differences in the identity of named insureds or insurance representative.

•	Any reductions in coverage that have been requested by you, your agent or broker, or to which you or your agent or broker have agreed during renewal negotiations, or any exposures you have elected to insure elsewhere.

•	Any reduction in the amount of the limits of liability or limits of insurance.

•	Any increase in the amount of the retention or deductible.

•	Any application of defense expenses within the limits of liability or to which a retention applies (if applicable).

We are confident that you and your agent or broker will appreciate the benefits of the new SelectOne+® for Investment Advisers and Funds policy.

If you have any questions, please contact your Travelers agent or broker. We appreciate your business and thank you for choosing to insure with us.

NTC-19021 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND

BROKER COMPENSATION

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Agency Compensation, One Tower Square, Hartford, CT 06183.

NTC-19036 Ed. 08-15	Page 1 of 1
© 2015 The Travelers Indemnity Company. All rights reserved.

Investment Company Bond
Declarations

BOND NO. 106839603

Travelers Casualty and Surety Company of America

One Tower Square

Hartford, Connecticut 06183

(A Stock Insurance Company, herein called the Company)

ITEM 1	INSURED:

THE GABELLI ASSET FUND

Principal Address: ONE CORPORATE CENTER 401 THEODORE FREMD AVENUE RYE, NY 10580

(hereinafter, “Insured”)
ITEM 2	POLICY PERIOD:

Inception Date: December 07, 2017 Expiration Date: December 07, 2018
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.
ITEM 3	ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com Fax: (888) 460-6622

Mail: Travelers Bond & Specialty Insurance Claim 385 Washington St. – Mail Code 9275-NB03F St Paul, MN 55102

Travelers Bond & Specialty Insurance Claim telephone number: 800-842-8496
ITEM 4	If “Not Covered” is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
A. FIDELITY
Coverage A.1. Larceny or Embezzlement	$31,725,000	$0
Coverage A.2. Restoration Expenses	$31,725,000	$10,000

B. ON PREMISES	$31,725,000	$10,000

IVBB-15001 Ed. 01-16	Page 1 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

C.	IN TRANSIT	$31,725,000	$10,000

D.	FORGERY OR ALTERATION	$31,725,000	$10,000

E.	SECURITIES	$31,725,000	$10,000

F.	COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$31,725,000	$10,000

G.	CLAIM EXPENSE	$50,000	$5,000

H.	STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$25,000	$5,000

I.	COMPUTER SYSTEMS
	Coverage I.1. Computer Fraud	$31,725,000	$10,000
	Coverage I.2. Fraudulent Instructions	$31,725,000	$10,000
	Coverage I.3. Restoration Expense	$31,725,000	$10,000

J.	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

ITEM 5	PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or Policy numbers:

41M45235

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6	DISCOVERY PERIOD:

	Additional Premium Percentage:	100% of the annualized premium

	Additional Months:	12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7	FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

AFE-19002-0113; IVBB-16001-0116; IVBB-10001-0616; IVBB-19021-0116; IVBB-19004-0116; IVBB-19007-0116; IVBB-19010-0116; IVBB-19016-0116; IVBB-19024-0116; IVBB-10004-0916; IVBB-10010-1116; IVBB-18023-0116; IVBB-17022-0317

PRODUCER INFORMATION:

WILLIS OF NEW YORK INC

200 LIBERTY ST

NEW YORK, NY 10281

IVBB-15001 Ed. 01-16	Page 2 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.

President, Bond & Specialty Insurance	Corporate Secretary

IVBB-15001 Ed. 01-16	Page 3 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

Investment Company Bond
Table of Contents

IVBB-16001 Ed. 01-16	Page 1 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

IVBB-16001 Ed. 01-16	Page 2 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

Investment Company Bond with Extended Coverages

I.	CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of an agreed premium and subject to the Declarations and pursuant to all the terms, conditions, exclusions and limitations of this bond, the Company agrees to indemnify the Insured as set forth in ITEM 1 of the Declarations (herein called Insured) for:

II.	INSURING AGREEMENTS

A.	FIDELITY

Coverage A.1. Larceny or Embezzlement

Loss resulting directly from Larceny or Embezzlement committed by an Employee acting alone or in collusion with others.

Coverage A.2. Restoration Expenses

Restoration Expenses incurred by the Insured and resulting directly from a Computer Violation by an Employee.

B.	ON PREMISES

1.	Loss of Property resulting directly from:

a.	robbery, burglary, mysterious unexplainable disappearance or misplacement and damage or destruction; or

b.	theft, false pretenses, or common law or statutory larceny, committed by a person physically present in an office of, or on the premises of, the Insured at the time the Property was surrendered,

while the Property is lodged or deposited within offices or premises located anywhere. The premises of a Depository will be deemed premises of the Insured, but solely as respects loss of Certificated Securities. Coverage for Certificated Securities held by such Depository is limited to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository. The Company will not be liable under Insuring Agreement B for loss in connection with the central handling of securities within the systems established and maintained by any Depository unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss.

This bond does not afford any coverage in favor of any Depository or exchange or any nominee in whose name is registered any security included within the Depository’s systems.

2.	Direct loss, through any hazard specified in Insuring Agreement B.1. of any Property while such Property is within any of the Insured’s or an Investment Adviser’s offices and in the possession of any customer of the Insured, any representative of such customer or any Employee whether or not the Insured is liable for the loss thereof, and provided such loss, at the option of the Insured, is included in the Insured’s proof of loss, but excluding, in any event, loss caused by such customer, any representative of such customer, or any Employee.

IVBB-16001 Ed. 01-16	Page 3 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

C.	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) resulting directly from robbery, larceny, theft, holdup, mysterious unexplainable disappearance, misplacement, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as Messenger, except while in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination, but only while the Property is being conveyed.

D.	FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

1.	Negotiable Instrument (except an Evidence of Debt);

2.	Certificate of Deposit;

3.	Letter of Credit;

4.	Withdrawal Order;

5.	Acceptance;

6.	receipt for the withdrawal of Property; or

7.	instruction or advice directed to the Insured or an Investment Adviser and purportedly signed by a Customer of the Insured or by a Financial Institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in 1. through 7. above by the Insured is a condition precedent to the Insured’s having relied on the items.

E.	SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others:

1.	acquired, sold, delivered, or given value, extended credit or assumed liability, on the faith of any Original Written document that is a (an):

a.	Certificated Security;

b.	Document of Title;

c.	deed, mortgage, or other instrument conveying title to, or creating or discharging a lien on, real property;

d.	Certificate of Origin or Title;

e.	Certificate of Deposit;

f.	Evidence of Debt;

g.	corporate, partnership, or personal Guarantee;

h.	Security Agreement;

IVBB-16001 Ed. 01-16	Page 4 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

i.	Instruction;

j.	Statement of Uncertificated Security,

that

(1)	bears a handwritten signature material to the validity or enforceability of the Original Written document that is a Forgery, but only to the extent the Forgery causes the loss;

(2)	is altered, but only to the extent the alteration causes the loss; or

(3)	is lost or stolen;

2.	guaranteed in writing or witnessed any handwritten signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement, or any items listed in items 1.a. through 1.i. above; or

3.	acquired, sold or delivered, given value, extended credit or assumed liability, on the faith of any item listed in 1.a. through 1.d. above, that is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in 1.a. through 1.j. above by the Insured, an Investment Adviser, a Custodian, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured’s having relied on the faith of such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

F.	COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America and its territories and possessions, Canada or any other country, or of Counterfeit money orders denominated in United States or Canadian currency.

G.	CLAIM EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under any Insuring Agreement covered under this bond, which loss exceeds the Single Loss Deductible Amount applicable to such Insuring Agreement. Such expenses include costs incurred (including necessary wages of Employees) for that part of audits or examinations performed, whether or not required by State or Federal supervisory authorities and conducted either by such authorities or by independent accountants, by reason of the discovery of loss sustained by the Insured.

H.	STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS

Damages that the Insured becomes legally liable to pay its customers resulting directly from the Insured or an Investment Adviser having:

1.	failed to comply with any notice of any customer of the Insured or any authorized representative of such customer to stop payment on any check or draft made or drawn by such customer; or

2.	wrongfully dishonored or wrongfully failed to certify any check or draft made or drawn by the customer of the Insured or any authorized representative of such customer.

Notwithstanding any other provision of this bond, damages under paragraph 2. above do not include the amount of any check or draft in question, or any amounts paid to the payee, endorser, or accommodation party of such check or draft.

IVBB-16001 Ed. 01-16	Page 5 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

I.	COMPUTER SYSTEMS

Coverage I.1. Computer Fraud

Loss resulting directly from Computer Fraud.

Coverage I.2. Fraudulent Instructions

Loss resulting directly from the Insured or an Investment Adviser having, in good faith, caused a transfer of funds as a result of a Fraudulent Instruction when the Insured or an Investment Adviser, prior to causing the transfer of the funds, used its best efforts to verify the identity of the person transmitting the instruction; provided that if the instruction is purported to be from a Customer, the Insured, or an Investment Adviser:

a.	performed a Callback Verification with respect to such instruction; or

b.	followed commercially reasonable Security Procedures applicable to the transaction and instruction.

Such Fraudulent Instruction received and, if applicable, Callback Verification performed, must be either recorded, logged, or documented by the Insured or an Investment Adviser.

Coverage I.3. Restoration Expenses

Restoration Expenses incurred by the Insured or an Investment Adviser and resulting from a Computer Violation by someone other than an Employee.

J.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss, including dividends and interest accrued not to exceed 15% of the value of each Item of Deposit that is deposited, resulting directly from the Insured or Investment Adviser having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit that prove to be uncollectible, provided that the crediting of such account causes:

1.	redemptions or withdrawals to be permitted;

2.	shares to be issued; or

3.	dividends to be paid.

It is a condition precedent to coverage under this Insuring Agreement that the Insured or Investment Adviser hold funds represented in Items of Deposit for the maximum number of days allowable under Regulation CC before permitting any redemptions or withdrawals, or issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit will not be deemed to be uncollectible until the Insured’s or Investment Adviser’s standard collection procedures have failed.

This Insuring Agreement applies to Insureds with exchange privileges if all funds in the exchange program are insured by the Company for Uncollectible Items of Deposit. Regardless of the number of transactions between funds, the maximum number of days allowable under Regulation CC begins from the date a deposit was first credited to any fund in the exchange program.

III.	GENERAL AGREEMENTS

A.	ORGANIC GROWTH

If an Insured or Investment Adviser, while this bond is in force, adds additional Employees other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or

IVBB-16001 Ed. 01-16	Page 6 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

liabilities of, another institution, such Employees will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

B.	CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS

If the Insured or an Investment Adviser, while this bond is in force, consolidates or merges with, or purchases or acquires assets, assets under management or liabilities of, or purchases or acquires more than 50% voting stock ownership of another institution (hereinafter referred to as a “Transaction”), coverage under this bond for loss which:

1.	has occurred or will occur in the offices or premises of such institution;

2.	has been caused or will be caused by any employee or employees of such institution; or

3.	has arisen or will arise out of the assets, assets under management or liabilities acquired by the Insured as a result of such Transaction,

is provided as follows:

a.	Automatic Loss Sustained Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is more than 25% of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is both discovered and for which the acts giving rise to the loss occur in their entirety on or after the effective date of the Transaction. This coverage terminates 60 days after the Transaction date, or the termination date of the bond, whichever comes earlier, unless the Insured provides notice to the Company and obtains the written consent of the Company to extend such coverage beyond said date and, upon obtaining such consent, pays to the Company an additional premium, if required.

b.	Automatic Discovery Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is 25% or less of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is discovered on or after the effective date of the Transaction, for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations, without additional premium being charged and without notice to the Company of the Transaction.

C.	REPRESENTATION OF INSURED

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, is deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

D.	JOINT INSURED

This bond does not indemnify or hold harmless any Insured for loss sustained by an Investment Adviser, or by a proprietorship, partnership or corporation that is owned, controlled or operated by such Insured, and not named as an Insured hereunder, except as may be provided on a limited basis within General Agreement B., but this paragraph does not apply to loss sustained by a nominee organized by an Insured hereunder other than a holding company.

If two or more Insureds are covered under this bond, the first named Insured will act for all Insureds. Payment by the Company to the first named Insured of loss sustained by any Insured fully releases the Company on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named will thereafter be considered the first named Insured. In the absence of an Insured

IVBB-16001 Ed. 01-16	Page 7 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

being specifically next named, the Insured entity having the greatest consolidated assets of all remaining Insureds then becomes the first named Insured. Knowledge possessed or discovery made by any Insured or Investment Adviser constitutes knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Company for loss or losses sustained by all Insureds will not exceed the amount for which the Company would have been liable had all such loss or losses been sustained by one Insured.

E.	COURT COSTS AND ATTORNEY’S FEES - LEGAL PROCEEDINGS - ELECTION TO DEFEND

The Company will indemnify the Insured against court costs and reasonable attorney’s fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured to enforce the Insured’s liability, or alleged liability, on account of any loss, claim or damage that, if established against the Insured, would constitute a collectible loss under this bond in excess of any Single Loss Deductible Amount, provided, however, that with respect to Insuring Agreement A this indemnity will apply only in the event that:

1.	an Employee admits to being guilty of Larceny or Embezzlement;

2.	an Employee is adjudicated to be guilty of Larceny or Embezzlement; or

3.	in the absence of 1. or 2. above, an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

Such indemnity is in addition to the Single Loss Limit of Insurance for the applicable Insuring Agreement or Coverage.

The Insured or an Investment Adviser must notify the Company promptly after notice thereof, of any such suit or legal proceeding and at the request of the Company will furnish it with copies of all pleadings and other papers therein. At the Company’s election the Insured will permit the Company to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Company’s selection. In such event, the Insured and Investment Adviser will give all reasonable information and assistance, other than pecuniary, that the Company deems necessary to the defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Single Loss Deductible Amount is applicable, or both, then the liability of the Company under this General Agreement E. is limited to the proportion of court costs and attorney’s fees incurred and paid by the Insured or by the Company that the amount recoverable under this bond bears to the total amount of the Insured’s liability or alleged liability. Any amount not recoverable by reason of the Insured’s liability or alleged liability being greater than the amount recoverable under any insuring agreement of this bond, does not serve to reduce the Single Loss Deductible Amount applicable to such Insuring Agreement or Coverage.

If the Company pays court costs and attorney’s fees in excess of its proportionate share of such costs and fees, the Insured will promptly reimburse the Company for such excess.

IV.	DEFINITIONS

As used in this bond:

A.	Acceptance means a Written draft that the drawee has, by signature thereon, engaged to honor as presented.

B.	Bond Period has the meaning set forth in section VI. CONDITIONS, C. BOND PERIOD.

C.	Callback Verification means a verbal conversation with the purported Customer, using a Pre-Determined Telephone Number, to verify the identity of the Customer and the authenticity of a funds transfer request.

IVBB-16001 Ed. 01-16	Page 8 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

D.	Certificate of Deposit means a Written acknowledgment by an Insured or a Financial Institution of receipt of Money with an engagement to repay it.

E.	Certificate of Origin or Title means a Written document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

F.	Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

1.	represented by a Written instrument issued in bearer or registered form;

2.	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

G.	Computer Fraud means an intentional, unauthorized, and fraudulent entry of data or computer instructions directly into, or change of data or computer instructions within, a Computer System by a natural person or entity other than an Employee, including any such entry or change made via the internet or a Network, provided that such entry or change causes:

1.	Property to be transferred, paid, or delivered;

2.	an account of the Insured, or of its customer, to be added, deleted, debited or credited; or

3.	an unauthorized or fictitious account to be debited or credited.

H.	Computer System means:

1.	any computer; and

2.	any input, output, processing, storage or communication device, or any related network, operating system or application software, that is connected to, or used in connection with, such computer,

that is rented by, owned by, leased by, licensed to, or under the direct operational control of, the Insured or an Investment Adviser.

I.	Computer Violation means:

1.	the introduction of a Computer Virus into a Computer System; or

2.	damage to, or destruction of, computer programs, software or other electronic data stored within a Computer System by a natural person, who has:

a.	gained unauthorized access to such Computer System; or

b.	authorized access to such Computer System but uses such access to cause such damage or destruction.

J.	Computer Virus means any malicious code that could destroy, alter, contaminate, or degrade the integrity, quality, or performance of:

1.	electronic data used, or stored, in any Computer System or network; or

2.	a computer network, any computer application software, or a computer operating system or related network.

K.	Counterfeit means a Written imitation of an actual, valid, or verifiable Original that is intended to deceive and to be taken as the Original.

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L.	Custodian means an institution designated by an Insured or an Investment Adviser to maintain possession and control of the Insured’s assets.

M.	Customer means, only with respect to Insuring Agreement I.2., an entity or natural person that has a Funds Transfer Agreement with the Insured or with an Investment Adviser.

N.	Depository means a clearing corporation that is:

1.	registered with the Securities Exchange Commission as a clearing agency under section 17A of the Securities Exchange Act of 1934 (15 U.S.C. 78q-1); or

2.	a Federal Reserve Bank or other person or entity authorized to operate the federal book entry system described in the regulations of the Department of Treasury codified at 31 CFR 357, Subpart B, or book-entry systems operated pursuant to comparable regulations of other federal agencies.

O.	Document of Title means a Written document that is a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other Written document that in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession that are either identified or are fungible portions of an identified mass.

P.	Electronic Data Processor means a natural person, partnership or corporation authorized in writing by the Insured or an Investment Adviser to perform services as a data processor of checks presented to the Insured by a customer or Financial Institution, but excluding any such processor who acts as a transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, A Federal Reserve Bank or clearinghouse will not be construed to be an Electronic Data Processor.

Q.	Electronic Record means information that is created, generated, sent, communicated, received, or stored by electronic means, and is retrievable in perceivable form.

R.	Employee means:

1.	an officer, partner or other employee of the Insured, while such person is employed by and performing services for the Insured, and whom the Insured directly compensates by wages, salaries or commissions; or for 60 days after such individual’s termination of service, provided such termination is not due to employee fraud or dishonesty;

2.	a guest student or intern pursuing studies or duties in any of the Insured’s or an Investment Adviser’s offices or premises covered hereunder, while such person is performing services for the Insured;

3.	any attorney retained by the Insured or an Investment Adviser, and any employee of such attorney, but only while performing legal services for the Insured;

4.	any natural person assigned to perform the usual duties of an employee within the premises of the Insured or an Investment Adviser and under the Insured’s supervision, by contract, including such persons provided by any employment agency furnishing temporary personnel to the Insured or an Investment Adviser on a contingent or part-time basis, and including a natural person who is leased to the Insured or an Investment Adviser under a written agreement between the Insured and a labor leasing firm to perform duties related to the conduct of the Insured’s business; (all such natural persons provided by a single employment agency or labor leasing firm will collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Condition R.2.);

5.	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, or, subject to General Agreement B., after the effective date of this bond, but only with respect to acts while an employee of such institution and which acts caused said institution to sustain a loss that was not known to the Insured or to the institution at the time of the merger or consolidation;

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6.	each natural person, partnership, or corporation authorized by the Insured or an Investment Adviser to perform services as an Electronic Data Processor (each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor will collectively be deemed to be one Employee for all the purposes of this bond, except with respect to Condition R.2.);

7.	any director or trustee of an Insured, Investment Adviser, underwriter (distributor), transfer agent, shareholder accounting record keeper, or administrator authorized by Written agreement with the Insured to keep financial or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured;

8.	any natural person who is a volunteer, while such person is subject to the Insured’s direction and control and is performing services for the Insured;

9.	any natural person who is a former employee retained as a consultant, pursuant to a written agreement with the Insured, while that person is subject to the Insured’s direction and control and performing services for the Insured; and

10.	any officer, partner, or employee of:

a.	an Investment Adviser;

b.	an underwriter (distributor);

c.	a transfer agent or shareholder accounting record-keeper; or

d.	an administrator authorized by written agreement to keep financial or other required records,

for an Insured but only while performing acts coming within the scope of the usual duties of an officer or employee of the Insured, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Insured, provided that only employees or partners of a transfer agent, shareholder accounting record- keeper or administrator that is an affiliated person, as defined in the Investment Company Act of 1940, of an Insured or is an affiliated person of the Investment Adviser, underwriter or administrator of such Insured, and that is not a bank, will be included within the definition of Employee.

Employee also means any natural person described above while such person is on medical, military, or other leave of absence. Coverage applies to any such Employee while on leave, regardless of whether such person remains subject to the Insured’s direction and control during the time of leave.

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative or other person of the same general character not specified above.

S.	Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured or an Investment Adviser that in the regular course of business is treated as evidencing the customer’s debt to the Insured.

T.	Financial Institution means:

1.	a bank, trust company, savings bank, credit union, savings and loan association, or similar thrift institution; or

2.	a stock brokerage firm, mutual fund, liquid assets fund or similar investment institution;

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provided that Financial Institution does not include any such entity, institution or organization that is an Insured or an Investment Adviser.

U.	Forgery means signing the name of another person or organization with a handwritten signature directly applied to a Written document without authority, and with the intent to deceive.

A signature written on an electronic pad that captures the signature for purposes of creating an electronic digitized image of a handwritten signature, or a reproduction of a handwritten signature, is treated the same as a handwritten signature. Any other form of electronic signature or digital signature is not treated the same as a handwritten signature.

Forgery does not mean a signature that consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

V.	Fraudulent Instruction means an intentional, fraudulent and unauthorized instruction directed to the Insured or an Investment Adviser, that is:

1.	transmitted via telefacsimile, and:

a.	purports and reasonably appears to be from a Customer, a Financial Institution, or another office of the Insured;

b.	was in fact transmitted by someone other than a Customer, a Financial Institution, or another office of the Insured; and

c.	purports and reasonably appears to contain the handwritten signature of a person authorized to initiate such transfer that proves to have been used by an unauthorized person; or

2.	transmitted verbally, via telephone, and purports to be from:

a.	an officer, director, partner or employee of a Customer, who is authorized by the Customer to instruct the Insured or an Investment Adviser to make such a transfer;

b.	a Customer who is a natural person; or

c.	an Employee in another office of the Insured who was authorized by the Insured to instruct other Employees to transfer funds on deposit in a Customer’s account; and was received by an Employee specifically designated to receive and act upon such instructions, but was in fact transmitted by someone other than a person described in paragraph V.2.; or

3.	transmitted via electronic mail and purports and reasonably appears to be from a Customer of the Insured, but was in fact transmitted by someone other than such Customer.

Fraudulent Instruction does not include any instruction that purports to be from a Customer unless the instruction is transmitted by a method that is authorized in the Funds Transfer Agreement between the Insured and the Customer.

W.	Funds Transfer Agreement means an agreement, signed by the Customer, that:

a.	authorizes the Insured or an Investment Adviser to rely on instructions transmitted by either voice, telefacsimile or electronic mail to make funds transfers; and

b.	provides the Insured or an Investment Adviser with the names of persons authorized to initiate funds transfers.

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X.	Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a Financial Institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

Y.	Instruction means a Written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

Z.	Investment Adviser means any entity defined in §202(a)(11) of, and registered under, the Investment Advisers Act of 1940, as amended, but only while acting on behalf of the Insured.

AA.	Item of Deposit means any checks or drafts deposited into the account of a customer, shareholder or subscriber.

BB.	Larceny or Embezzlement means larceny or embezzlement as defined in the Investment Company Act of 1940, §37 as amended.

CC.	Letter of Credit means an engagement in writing by a Financial Institution or other person made at the request of a customer that the Financial Institution or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

DD.	Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

EE.	Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s or Investment Adviser’s premises and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

FF.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

GG.	Negotiable Instrument means a Written document, that:

1.	is signed by the maker or drawer;

2.	contains an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

3.	is payable on demand or at a definite time; and

4.	is payable to order or bearer.

Negotiable Instrument also means a counterfeit check or Substitute Check.

HH.	Network means any and all services provided by or through the facilities of any electronic or computer communication system, including Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), National Automated Clearing House Association (NACHA) and similar interbank payment or settlement systems, including any shared networks, internet access facilities, or other similar facilities for such systems in which the Insured participates, allowing the input, output, examination, or transfer of data or programs from one computer to a Computer System.

II.	Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

JJ.	Pre-Determined Telephone Number means a telephone number that:

1.	was provided by the Customer when the Customer opened the account with the Insured or an Investment Adviser;

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2.	was provided in person by the Customer after the Customer opened the account with the Insured or an Investment Adviser, while physically present on the Insured’s or Investment Adviser’s premises and while presenting a government-issued photo identification;

3.	was provided in a Funds Transfer Agreement;

4.	replaced a telephone number previously provided for the Customer’s account, provided that confirmation of the legitimacy of the change was achieved through direct contact with the Customer at a telephone number described in paragraph JJ.1., JJ.2. or JJ.3. above; or

5.	replaced a telephone number previously provided for the Customer’s account and was received by the Insured or the Investment Adviser at least 30 days prior to the receipt of the Fraudulent Instruction.

KK.	Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, Documents of Title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether Written or recorded electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property that are not hereinbefore enumerated.

LL.	Restoration Expenses means reasonable costs incurred by the Insured or an Investment Adviser, with the Company’s prior written consent, to restore, replace or reproduce damaged or destroyed computer programs, software or other electronic data stored within a Computer System, or that the Insured owns, holds or is responsible for, to the condition that existed immediately preceding a Computer Violation; provided that if it is determined by the Insured or Investment Adviser that such computer programs, software or other electronic data cannot reasonably be restored, replaced or reproduced, then Restoration Expenses means only the reasonable costs incurred by the Insured or an Investment Adviser, with the Company’s prior written consent, to reach such determination.

Restoration Expenses do not include:

1.	expenses incurred as a result of the reconstruction of computer programs, software, or other electronic data that the Insured did not have a license to use;

2.	expenses incurred to restore, replace, or reproduce damaged or destroyed computer programs, software or other electronic data if such damage or destruction was caused by computer programs, software, or other electronic data that the Insured did not have a license to use;

3.	expenses incurred to design, update, improve, or perfect the operation or performance of computer programs, software, or other electronic data; or

4.	expenses incurred to redo the work product, research, or analysis that was the basis of, or resulted in, any computer programs, software, or other electronic data stored.

MM.	Security Agreement means a Written agreement that creates an interest in personal property or fixtures and that secures payment or performance of an obligation.

NN.	Security Procedure means the Insured’s or Investment Adviser’s established authentication process, other than voice recognition, that requires the use of algorithms or other codes, identifying words or numbers, encryption, or similar security devices or procedures. The following are not considered a Security Procedure:

1.	a general statement that the Insured or Investment Adviser may establish security procedures;

2.	a statement that the Insured or Investment Adviser may perform a callback or other security procedure; or

3.	a statement that the Insured or Investment Adviser will only accept requests from persons named on the account.

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OO.	Single Loss has the meaning set forth in section VI. CONDITIONS, D. SINGLE LOSS.

PP.	Statement of Uncertificated Security means a Written statement of the issuer of an Uncertificated Security containing:

1.	a description of the issue of which the Uncertificated Security is a part;

2.	the number of shares or units:

a.	transferred to the registered owner;

b.	pledged by the registered owner to the registered pledgee;

c.	released from pledge by the registered pledgee;

d.	registered in the name of the registered owner on the date of the statement; or

e.	subject to pledge on the date of the statement;

3.	the name and address of the registered owner and registered pledgee;

4.	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject to, or a statement that there are none of those liens, restrictions or adverse claims; and

5.	the date:

a.	the transfer of the shares or units to the new registered owner of the shares or units was registered;

b.	the pledge of the registered pledgee was registered; or

c.	of the statement, if it is a periodic or annual statement.

QQ.	Substitute Check means a paper reproduction of an Original Written check as defined in the Check Clearing for the 21st Century Act of 2003, as amended.

RR.	Transportation Company means any organization that provides its own or leased vehicles for transportation or that provides freight forwarding or air express services.

SS.	Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

1.	not represented by a Written instrument issued in bearer or registered form and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2.	of a type commonly dealt in on securities exchanges or markets, or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

TT.	Withdrawal Order means a non-negotiable Written instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

UU.	Written means expressed through letters or marks placed upon paper and visible to the eye. It does not include information contained in an Electronic Record, or only with respect to Insuring Agreement D, information communicated via telefacsimile.

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V.	EXCLUSIONS

A.	This bond does not cover loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement A, D, E, F or G.

B.	This bond does not cover loss due to war, invasion, acts of foreign enemies, hostilities (whether war is declared or not), civil war, rebellion, revolution, insurrection, military or usurped power, confiscation, nationalization, requisition, or destruction of, or damage to, property by or under the order of any government, public or local authority, unless such loss occurs in transit in the circumstances recited in Insuring Agreement C and unless, when such transit was initiated, there was no knowledge of such act or condition related to any of the foregoing on the part of any person acting for the Insured in initiating such transit.

C.	This bond does not cover loss resulting directly or indirectly from nuclear reaction, nuclear radiation, radioactive contamination, biological, or chemical contamination or to any related act or incident.

D.	This bond does not cover loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned, or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured.

E.	This bond does not cover loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud, or false pretenses, except when covered under Insuring Agreement A or E.

F.	This bond does not cover loss caused by an Employee, except:

1.	when covered under Insuring Agreement A.; or

2.	when covered under Insuring Agreement B. or C. and resulting directly from mysterious unexplainable disappearance or misplacement, or unintentional destruction of or damage to Property.

G.	This bond does not cover loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification cash management or other cards:

1.	in obtaining credit or funds;

2.	in gaining access to any automated teller machine; or

3.	in gaining access to any point of sale terminal, customer-bank communication terminal, or similar electronic terminal of any electronic funds transfer system,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement A.

H.	This bond does not cover loss through the surrender of Property away from an office of the Insured or an Investment Adviser as a result of a threat:

1.	to do bodily harm to any person, except loss of Property in transit in the custody of a Messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or

2.	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement A.

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I.	This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the Insured or an Investment Adviser at the time of such payment or withdrawal, or except when covered under Insuring Agreement A.

J.	This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer’s account involving items of deposit that are not finally paid for any reason, including forgery or any other fraud, except when covered under Insuring Agreement A or J, however, this exclusion does not apply to United States Government checks or drafts that are returned to the Insured by the United States Government for any reason after the funds for said checks or drafts have been remitted to the Insured or credited to the Insured’s account.

K.	This bond does not cover loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement A, D, but only as respects Negotiable Instruments (except Evidences of Debt or Substitute Checks), E or F.

L.	This bond does not cover loss of Property while:

1.	in the mail;

2.	in the custody of any Transportation Company, unless covered under Insuring Agreement C provided however that non-negotiable instruments while in the possession and custody of any Transportation Company will be deemed to be covered under Insuring Agreement C; or

3.	located on the premises of any Transportation Company,

except when covered under Insuring Agreement A.

M.	This bond does not cover potential income, including interest and dividends not realized by the Insured.

N.	This bond does not cover damages of any type for which the Insured is legally liable, except direct compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond.

O.	This bond does not cover any fees, costs, or other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond except when covered under Insuring Agreement G.

P.	This bond does not cover indirect or consequential loss of any nature.

Q.	This bond does not cover loss resulting from any violation by the Insured or by any Employee:

1.	of law regulating: (i) the issuance, purchase or sale of securities; (ii) securities transactions upon security exchanges or over the counter market; (iii) investment companies; or (iv) investment advisers; or

2.	of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts that caused said loss involved fraudulent or dishonest conduct that would have caused a covered loss to the Insured in a similar amount in the absence of such laws, rules or regulations.

R.	This bond does not cover loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured or an Investment Adviser, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreement A or B.1.a.

S.	This bond does not cover loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement A, E or I.

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T.	This bond does not cover under Insuring Agreement I, in addition to all of the other exclusions, loss:

1.	resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System, who acts in good faith on instructions or advices received by telegraph, teletype, human voice over a telephone, or by any other means, unless such instructions or advices are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured or an Investment Adviser to design, develop, prepare, supply, service, write, or implement programs for the Computer System, except when covered under Insuring Agreement I.2.;

2.	caused by an employee or director of an automated clearing house (including a Federal Reserve Bank), service bureau, electronic communications systems (including Fedwire, CHIPS and SWIFT) or merchants who have contracted with the Insured to perform electronic funds transfer services; or

3.	resulting directly or indirectly from entries or changes made by an Employee acting in good faith on any electronic communication, unless such instructions are purportedly sent by a customer, Financial Institution, or automated clearing house, except when covered under Insuring Agreement I.2.

U.	This bond does not cover loss resulting directly or indirectly from Computer Fraud or mechanical breakdown or failure to function properly of any Computer System, except when covered under Insuring Agreement A, B, or I.

V.	This bond does not cover under Insuring Agreement I.2., in addition to all of the other exclusions, loss resulting directly or indirectly from the Insured’s or an Investment Adviser’s assumption of liability by contract unless the liability arises from a loss covered by Insuring Agreement I.2. and would be imposed on the Insured regardless of the existence of the contract.

W.	This bond does not cover loss resulting directly or indirectly from theft, disappearance, destruction, or disclosure of intangible property or confidential information, including trade secrets, customer lists, customer’s intellectual property, confidential processing methods, formulas, patents, computer programs, negatives, drawings, manuscripts, prints and other records of a similar nature, whether such confidential information is owned by the Insured or an Investment Adviser or held by the Insured or Investment Adviser in any capacity including concurrently with another person.

X.	This bond does not cover expenses arising from a data security breach or incident, including forensic audit expenses, fines, penalties, expenses to comply with federal and state laws, payment card industry data security standards (if applicable), or expenses related to notifying affected individuals when the affected individual’s personally identifiable customer, financial or medical information was stolen, accessed, downloaded, or misappropriated while in the Insured’s care, custody, or control.

Y.	This bond does not cover under Insuring Agreement A.1., in addition to all of the other exclusions, loss resulting directly or indirectly from the alleged or actual destruction of Property by an Employee.

Z.	This bond does not cover loss, costs, or expenses the Insured or an Investment Adviser agrees to incur, or incurs on behalf of another person or entity, when the Insured is not legally obligated to incur such loss, costs, or expenses under the Uniform Commercial Code or any other common, case, or tort law, statute, rule, or code anywhere in the world, including any rule or code of any clearing or similar organization; except when covered under Insuring Agreement I.2.

AA.	This bond does not cover loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee as to whom the bond has terminated pursuant to Condition R. Cancelation, Termination, Change or Modification, provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time the bond terminated or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time the bond terminated.

BB.	This bond does not cover loss resulting from the unauthorized online Network, Computer System or internet access to a customer account maintained by the Insured, through the use of fraudulently obtained customer login, identification, password, or authentication information, except where such information has been obtained directly from unauthorized fraudulent access to a secure file containing such information on a Computer System, except when covered under Insuring Agreement I.2.

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CC.	This bond does not cover damages resulting from any civil, criminal, or other legal proceeding in which the Insured or Investment Adviser is adjudicated to have engaged in racketeering activity, except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances that result directly in a loss to the Insured covered by Insuring Agreement A. For purposes of this exclusion, “racketeering activity” is defined in 18 U.S.C. 1961 et seq., as amended.

DD.	This bond does not cover any loss resulting directly or indirectly from a Fraudulent Instruction except when covered under Insuring Agreement I.2.

EE.	This bond does not cover loss or expenses due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public information by the Insured, an Investment Adviser, or any Employee, or as a result of any Employee acting upon such information, whether or not authorized.

FF.	This bond does not cover loss resulting directly or indirectly from the input of an Electronic Record into a Computer System, either on the premises of a customer of the Insured or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism.

VI.	CONDITIONS

A.	ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership, or person, or any combination of them are included as the Insured herein:

1.	the total liability of the Company for loss or losses sustained by any one or more or all of them will not exceed the limit for which the Company would be liable hereunder if all such loss were sustained by any one of them;

2.	the Insured first named will be deemed authorized to make, adjust and receive and enforce payment of all claims under the bond and will be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms of this bond, provided however that the Company will furnish each named Insured with a copy of the bond and with any amendment to the bond, together with a copy of each formal filing of claim by any Insured and notification of the terms of any settlement of a claim prior to the execution of such settlement;

3.	the Company will not be responsible for the proper application of any payment made hereunder to the first named Insured; and

4.	knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured will for the purposes of Condition B., Condition H. or Condition R. of this bond constitute knowledge or discovery by all the Insureds.

B.	DISCOVERY

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when an officer or director of the Insured or of an Investment Adviser first becomes aware of facts that would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when an officer or director of the Insured or an Investment Adviser receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances that, if true, would constitute a loss under this bond.

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C.	BOND PERIOD

Bond Period means the period of one year following the inception date of this bond or any annual anniversary thereof, or if the time between the inception or annual anniversary date and the expiration date of this bond is less than one year, then such lesser period.

D.	SINGLE LOSS

Single Loss means all covered loss, including court costs and attorney’s fees incurred by the Company under General Agreement E., resulting from:

1.	any one act or series of related acts of burglary, robbery, or attempt thereat, in which no Employee is implicated;

2.	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property;

3.	all acts or omissions other than those specified in 1. and 2. above, caused by any person (whether an Employee or not) or in which such person is implicated; or

4.	any one casualty or event not specified in 1., 2., or 3. above.

E.	SINGLE LOSS LIMIT OF INSURANCE

The Company’s liability for each Single Loss will not exceed the applicable Single Loss Limit of Insurance set forth in ITEM 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the Single Loss Limit of Insurance for each applicable Insuring Agreement or Coverage will apply separately to that part of the loss covered under such Insuring Agreement or Coverage, provided that the maximum payable for such Single Loss will not exceed the largest applicable Single Loss Limit of Insurance.

F.	DEDUCTIBLE

The Company is liable hereunder only for the amount by which any Single Loss exceeds the Single Loss Deductible Amount for the Insuring Agreement or Coverage applicable to such loss, subject to the applicable Single Loss Limit of Insurance.

If a Single Loss is covered under more than one Coverage within an Insuring Agreement, the Single Loss Deductible Amount set forth in ITEM 4 of the Declarations for each applicable Coverage will apply separately to the part of such Single Loss covered under such Coverage, however the sum of such Single Loss Deductible Amounts for such Single Loss will not exceed the highest applicable Single Loss Deductible Amount for any such Coverage.

The Insured will, in the time and in the manner prescribed in this bond, give the Company notice of any loss of the kind covered by the terms of this bond that exceeds 25% of the Single Loss Deductible Amount applicable to such loss, whether or not the Company is liable therefor, and upon the request of the Company will file with it a brief statement giving the particulars concerning such loss.

G.	NON-ACCUMULATION OF LIMITS

The Single Loss Limit of Insurance of the Company is not cumulative in amount from Bond Period to Bond Period, regardless of the number of years this bond is in force, the number of times this bond may be renewed or replaced, or the number of premiums that are payable or paid.

H.	NOTICE - PROOF OF LOSS - LEGAL PROCEEDINGS

1.	At the earliest practicable moment not to exceed 90 days after discovery of loss, the Insured or Investment Adviser must give the Company notice thereof.

IVBB-16001 Ed. 01-16	Page 20 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

2.	Within six months after such discovery, the Insured or Investment Adviser must furnish to the Company proof of loss, duly sworn to, with full particulars.

3.	Lost Certificated Securities listed in a proof of loss will be identified by certificate or bond numbers if such securities were issued therewith.

4.	Legal proceedings for the recovery of any loss hereunder will not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 24 months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement E., or to recover attorney’s fees paid in any such suit, will be brought within 24 months from the date upon which the judgment and such suit will become final.

5.	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation provided by such law.

6.	This bond is for the use and benefit only of the Insured, and the Company will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceedings will be brought hereunder by anyone other than the Insured.

I.	VALUATION

1.	Money

Any loss of Money, or loss payable in Money, will be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the U.S. dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

2.	Securities

The Company will settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, will pay to the Insured the cost of replacing such securities, determined by their highest quoted market value at any time between the business day next preceding the discovery of the loss and the day that the loss is settled. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value will be determined by agreement or, at the option of the Insured, arbitration.

If the applicable coverage of this bond is subject to a Single Loss Deductible Amount or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Company under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

If, at the instance of the Company, the Insured or any customer of the Insured becomes principal upon any bonds, or gives any undertakings, required as a prerequisite to the reissuing or duplicating of any securities for the loss of which the Company is liable under this bond, the Company will become surety upon such bonds or undertakings without premium charge and will indemnify the Insured or such customer against any loss that the Insured or such customer may sustain by reason of having become principal upon any such bonds or having given any such undertakings. The amount of indemnity under this paragraph will not exceed the amount stated in ITEM 4 of the Declarations for the applicable Insuring Agreement.

3.	Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Company will be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data that have been furnished by the Insured in order to reproduce such books and other records.

IVBB-16001 Ed. 01-16	Page 21 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

4.	Property other than Money, Securities, Books of Account or Other Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, except damage covered under Insuring Agreement B.2. or B.3., the Company will not be liable for more than the actual cash value of such Property. The Company may, at its election, pay the actual cash value of, repair or replace such Property.

With respect to damage of Property covered under Insuring Agreement B.2., the Company will be liable for the full cost of repair or replacement of such Property, without deduction for depreciation.

Disagreement between the Company and the Insured as to the cash value, replacement value or as to the adequacy of repair or replacement will be resolved by agreement or, at the option of the Insured, arbitration.

J.	ASSIGNMENT

In the event of payment under this bond, the Insured or Investment Adviser will deliver, if so requested by the Company, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

K.	SUBROGATION

In the event of payment under this bond, the Company will be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment. If the rules of a Depository provide that the Insured will be assessed for a portion of any judgment (or agreed settlement) taken by the Company based upon the assignment set forth in Condition J. above and the Insured actually pays such assessment, the Company will reimburse the Insured for the amount of the assessment. However, such reimbursement will not exceed the amount of the loss payment by the Company.

L.	RECOVERIES

1.	All recoveries, whether effected by the Company or by the Insured will be applied, after first deducting the costs and expenses incurred in obtaining such recovery, in the following order of priority:

a.	first, to the Insured to reimburse the Insured for loss sustained that would have been paid under this bond but for the fact that such loss is in excess of the Single Loss Limit of Insurance, provided however, such loss does not include claim expense payments made by the Insured in excess of the Single Loss Limit of Insurance of Insuring Agreement G and such payments will not be deemed excess for purposes of establishing order of priority;

b.	second, to the Company in satisfaction of amounts paid or to be paid to the Insured in settlement of the Insured’s claim;

c.	third, to the Insured in satisfaction of any Single Loss Deductible Amount; and

d.	fourth, to the Insured in satisfaction of any loss not covered under this bond.

2.	Recovery on account of loss of securities as set forth in Condition I.2., or recovery from reinsurance or indemnity of the Company, will not be deemed a recovery as used herein.

In determining the amount of any loss covered under this bond, all Money received by the Insured from any source whatsoever in connection with any matter from which a loss has arisen, including payments and receipts of principal, interest, dividends, commission, and the like, received prior to a loss settlement under this bond, will be deducted from the amount actually paid out, advanced, withdrawn, taken or otherwise lost or stolen. The value of all property received by the Insured from any source whatever and whenever received, in connection with any matter from which a loss has arisen, will be valued as of the date received and will likewise be deducted from the claimed loss.

IVBB-16001 Ed. 01-16	Page 22 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

M.	COOPERATION

Upon the Company’s request, and at reasonable times and places designated by the Company, the Insured will:

1.	submit to examination by the Company and subscribe to the same under oath;

2.	produce for the Company’s examination all pertinent records; and

3.	cooperate with the Company in all matters pertaining to the loss.

The Insured will execute all papers and render assistance to secure to the Company the rights and causes of action provided for herein.

The Insured will do nothing after discovery of loss to prejudice such rights or causes of action and must do everything reasonably necessary to secure those rights and causes of action.

N.	ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature that is a Forgery, or that it be obtained through trick, artifice, fraud or false pretenses, the alteration, Counterfeit, or signature must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

O.	LIMIT OF INSURANCE UNDER THIS BOND AND PRIOR INSURANCE

With respect to any Single Loss that is recoverable or recovered in whole or in part under any other bonds or policies issued by the Company to the Insured or to any predecessor in interest of the Insured and canceled or terminated or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Company under this bond and under such other bonds or policies will not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the Company and canceled, terminated or allowed to expire, the Company, with respect to any loss sustained prior to such cancelation, termination or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, will be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

P.	OTHER INSURANCE OR INDEMNITY

Coverage afforded hereunder applies only as excess over any valid and collectible insurance or indemnity obtained by:

1.	the Insured;

2.	anyone other than the Insured;

3.	a Transportation Company;

4.	another entity on whose premises the loss occurred or that employed the person causing the loss; or

5.	the messenger conveying the Property involved.

IVBB-16001 Ed. 01-16	Page 23 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

Q.	COVERED PROPERTY

This bond applies to loss of Property:

1.	that is owned by the Insured;

2.	that is held by the Insured in any capacity; or

3.	for which the Insured is responsible,

prior to or at the time of the occurrence of the loss. This bond is for the sole use and benefit of the Insured.

R.	CANCELATION, TERMINATION, CHANGE, OR MODIFICATION

1.	Cancelation

a.	This bond is canceled in its entirety immediately upon receipt by the Company of a Written notice from the Insured or an Investment Adviser of its desire to cancel this bond, provided the Insured or Investment Adviser has provided at least 60 days’ advance Written notice to the U.S. Securities and Exchange Commission (SEC). The Company will notify all other Insureds of the receipt of such a cancelation request from the Insured or Investment Adviser, however the cancelation will not be effective until 60 days after receipt of Written notice by all other Insureds.

b.	This bond is canceled in its entirety 60 days after the receipt by each Insured and the SEC, of a Written notice from the Company of its desire to cancel this bond.

c.	Coverage is canceled as to any Employee, or as to any partner, officer, or employee of any Electronic Data Processor 60 days after the receipt by the Insured and the SEC, of a written notice from the Company of its desire to cancel coverage under this bond as to such person.

2.	Termination

a.	This bond terminates in its entirety immediately upon the Expiration Date set forth in ITEM 2 of the Declarations.

b.	This bond terminates as to any Insured:

(1)	immediately upon the surrender of such Insured’s charter to any governmental authority; or

(2)	immediately upon the taking over of such Insured by a receiver or other liquidator or by any State or Federal official,

whichever occurs first.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured that is discovered after the effective date of such termination.

c.	Coverage terminates as to any Employee, or as to any partner, officer, or employee of any Electronic Data Processor:

(1)	as soon as any Director or Officer or Insured not in collusion with such person, learns of any dishonest or fraudulent employment related act, including Larceny or Embezzlement; or

(2)	60 days after any director or officer of the Insured not in collusion with such person, learns of any dishonest or fraudulent non-employment related act, including Larceny or Embezzlement, that resulted in a loss of Property in excess of $25,000,

IVBB-16001 Ed. 01-16	Page 24 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

either of which were committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement A, against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person.

However, termination of coverage as to any Employee as set forth in c.(1) and c.(2) of the preceding paragraph, will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

3.	Change or Modification

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No changes in or modification of this bond will be effective unless made by Written endorsement issued to form a part of this bond and including the signature of the Company’s Authorized Representative. When a bond covers only one Insured no change or modification that would adversely affect the rights of the Insured will be effective prior to 60 days after Written notification has been furnished to the SEC by the Insured, Investment Adviser or the Company. If more than one Insured is named under this bond, the Company will give Written notice to each Insured and to the SEC not less than 60 days prior to the effective date of any change or modification that would adversely affect the rights of such Insured.

S.	DISCOVERY PERIOD

At any time prior to the cancelation or termination of this bond in its entirety, whether by the Insured, an Investment Adviser, or the Company, the Insured or an Investment Adviser may give to the Company written notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such cancelation or termination and will pay an additional premium therefor.

Upon receipt of such notice from the Insured or an Investment Adviser, the Company will give its written consent thereto; provided, that such additional period of time terminates immediately:

1.	on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or

2.	upon any takeover of the Insured’s business by any state or federal official or agency, or by any receiver or liquidator acting or appointed for this purpose,

whichever occurs first, and without the necessity of the Company giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Company will refund on a pro-rata basis, any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any state or federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

The Company’s total liability for any loss discovered during such additional period of time is part of, and not in addition to, the Single Loss Limit of Insurance of the Bond Period that terminates immediately preceding the effective date of such additional period.

T.	HEADINGS

The titles of the various paragraphs of this bond and its endorsements are inserted solely for convenience or reference and are not to be deemed in any way to limit, expand or affect the provision to which they relate.

IVBB-16001 Ed. 01-16	Page 25 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUTOMATIC INCREASE IN INSURING AGREEMENT A.1. SINGLE LOSS LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to section VI. CONDITIONS, E. SINGLE LOSS LIMIT OF INSURANCE:

Notwithstanding the previous paragraph, if the Insured, while this bond is in force, requires an increase in the limit of Insuring Agreement A.1. in order to comply with SEC Regulation 17g-1, as a result of:

1.	an increase in assets under management by current Insureds under the bond, per the terms of section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH; or

2.	an increase in assets under management due to the addition of new investment companies per the terms of section III. GENERAL AGREEMENTS, B. CONSOLIDATION – MERGER – PURCHASE OR ACQUISTION OF ASSETS,

the Single Loss Limit of Insurance for Insuring Agreement A.1. will automatically be increased to comply with Regulation 17g-1 without the payment of additional premium, for the remainder of the Bond Period.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number: 106839603

IVBB-10001 Ed. 06-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NOTIFICATION ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION:

In the event this bond is canceled, terminated, reduced, non-renewed or restrictively modified by the Company, the Company will endeavor to give 90 days’ advance notice to the party listed below, but failure to do so will not impair or delay the effectiveness of any such cancelation, termination, reduction, nonrenewal, or restrictive modification, nor will the Company be held liable in any way for such failure.

The Gabelli Asset Fund

One Corporate Center

Rye, NY 10580-1422

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106839603

IVBB-19021 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NAMED INSURED ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following are added to ITEM 1 of the Declarations as Insureds:

Bancroft Fund Ltd.;

Comstock Capital Value Fund;

Ellsworth Growth and Income Fund Ltd.;

Gabelli Capital Asset Fund;

Gabelli Enterprise Mergers and Acquisitions Fund;

The Gabelli Equity Trust;

Gabelli ESG Fund, Inc.;

GAMCO Global Gold, Natural Resources & Income Trust;

GAMCO International Growth Fund, Inc.;

GAMCO Mathers Fund;

GAMCO Natural Resources, Gold & Income Trust;

TETON Convertible Securities Fund;

TETON Westwood Balanced Fund;

TETON Westwood Equity Fund;

TETON Westwood Intermediate Bond Fund;

TETON Westwood Mid-Cap Equity Fund;

TETON Westwood Mighty Mites Fund;

TETON Westwood Small Cap Equity Fund;

The Gabelli ABC Fund;

The Gabelli Asset Fund;

The Gabelli Convertible and Income Securities Fund Inc.;

The Gabelli Dividend and Income Trust;

The Gabelli Dividend Growth Fund;

The Gabelli Equity Income Fund;

The Gabelli Focus Five Fund;

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106839603

IVBB-19004 Ed. 01-16	Page 1 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

The Gabelli Global Content & Connectivity Fund;

The Gabelli Rising Income and Dividend Fund;

The Gabelli Global Small and Mid Cap Value Trust;

The Gabelli Global Utility & Income Trust;

The Gabelli Go Anywhere Trust;

The Gabelli Gold Fund, Inc.;

The Gabelli Healthcare & Wellness RX Trust;

The Gabelli International Small Cap Fund;

The Gabelli Multimedia Trust Inc.;

The Gabelli Small Cap Growth Fund;

The Gabelli U.S. Treasury Money Market Fund;

The Gabelli Utilities Fund;

The Gabelli Utility Trust;

The Gabelli Value 25 Fund Inc.;

The GAMCO Global Growth Fund;

The GAMCO Growth Fund;

The GDL Fund;

Media Mogul NextShares;

Food of All Nations NextShares;

The Dividend Fund,

and any Investment Company now existing or hereafter created or acquired during the Bond Period which is advised, sub-advised, or administered by Gabelli Funds, LLC, or by Teton Advisors, Inc., subject to General Agreement A. As used herein, the term “majority owned” means ownership of greater than 50% of the total equity interesst of such entity and the term “management control” means the right to elect, appoint, or designate a majority of the board of directors, management committee, or management board of an entity that is not majority owned.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVBB-19004 Ed. 01-16	Page 2 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CO-SURETY ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to section VI. CONDITIONS:

CO-SURETY

1.	The term Company as set forth on the Declarations and as used throughout this bond is construed to mean all the Companies executing the Co-Surety Schedule below, unless otherwise specified in this endorsement.

2.	Each such Company will be liable only for such proportion of any Single Loss in Item 4 of the Declarations under this bond as the amount underwritten by such Company as specified in the Co-Surety Schedule bears to the Single Loss Limit of Insurance of Insuring Agreement A.1, but in no event will any such Company be liable for an amount greater than the amount underwritten by it.

3.	In the absence of a request from any Company to pay premiums directly to it, premiums for this bond may be paid to the Controlling Company designated in the Co-Surety Schedule below for the account of all Companies.

4.	In the absence of a request from any Company that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company will be deemed to be in compliance with the conditions of this bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of this bond, canceling or terminating this bond in its entirety or as to any Employee, and any notice so given will cancel or terminate the liability of all Companies in their entirety or as to such Employee, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, canceling or terminating the entire liability of such other Company under this bond or as to any Employee.

7.	In the absence of a request from any Company that notice of cancelation or termination by the Insured of this bond in its entirety be given to or filed directly with such Company, the giving of such notice in accordance with the terms of this bond to the Controlling Company will cancel or terminate the liability of all Companies in their entirety. The Insured may cancel or terminate the entire liability of any Company, other than the Controlling Company, under this bond by giving notice of such cancelation or termination to such other Company, and will send a copy of such notice to the Controlling Company.

8.	In the event of the cancelation or termination of this bond in its entirety, no Company will be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Limit of Insurance for this bond.

9.	In the event of the cancelation or termination of this bond as to any Company, such Company alone will be liable to the Insured for any return premium due the Insured on account of such cancelation or termination. The cancelation or termination of this bond as to any Company other than the Controlling Company will not cancel, terminate, or otherwise affect the liability of the other Companies under this bond.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106839603

IVBB-19007 Ed. 01-16	Page 1 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

Co-Surety Schedule

Controlling Company:

Underwritten for the sum of:	$20,000,000 part of $31,725,000

Except as follows:	Insuring Agreements G. and J.: $31,520 part of $50,000.;

Insuring Agreement H. $15,760 part of $25,000.

Travelers Casualty and Surety Company of America

By:	Controlling Company

Signature:

Company (or Companies) other than Controlling Company:

Underwritten for the sum of:	$11,725,000 part of $31,725,000

Except as follows:	Insuring Agreements G. and J.: $18,480 part of $50,000.;

Insuring Agreement H. $9,240 part of $25,000.

By:	Great American Insurance Company

Signature:

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVBB-19007 Ed. 01-16	Page 2 of 2
©2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to section II. INSURING AGREEMENTS, D. FORGERY OR ALTERATION:

Loss resulting from the Insured accepting, paying, or cashing any Negotiable Instrument or Withdrawal Order made or drawn on a customer’s account, which bears an unauthorized signature or an unauthorized endorsement, provided that the Insured has on file the signatures of all persons authorized to sign or endorse such Negotiable Instrument or Withdrawal Order.

2.	The following replaces section VI. CONDITIONS, N. ANTI-BUNDLING:

N.	ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature or endorsement which is a Forgery or which is unauthorized, or that it be obtained through trick, artifice, fraud, or false pretenses, such alteration, Counterfeit, signature, or endorsement must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106839603

IVBB-19010 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND DISCOVERY AND CANCELATION OR TERMINATION CONDITIONS – SCHEDULED POSITIONS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following replaces section VI. CONDITIONS, B. DISCOVERY:

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when any individual holding the title or position set forth in the Schedule below, or employed in a department or division described in the Schedule below, first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when any individual holding the title or position set forth in the Schedule below, or employed in a department or division described in the Schedule below, receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

2.	The following replaces section VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE OR MODIFICATION, 2.c.:

c.	Coverage terminates as to any Employee; or as to any partner, officer, or employee of any Electronic Data Processor:

(1)	as soon as any individual holding the title or position set forth in the Schedule below, or employed in a department or division described in the Schedule below, not in collusion with such person learns of any dishonest or fraudulent employment related act; or

(2)	60 days after any individual holding the title or position set forth in the Schedule below, or employed in a department or division described in the Schedule below, not in collusion with such person learns of any dishonest or fraudulent non-employment related act which resulted in a loss of Property in excess of $25,000, either of which were committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement A, against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person.

However, termination of coverage as to any Employee as set forth in (1) and (2) of the preceding paragraph will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

Schedule

Risk Manager, Head of Internal Audit, or General Counsel of Gabelli Funds, LLC

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106839603

IVBB-19016 Ed. 01-16	Page 1 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVBB-19016 Ed. 01-16	Page 2 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND DEFINITION OF EMPLOYEE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to section IV. DEFINITIONS, R. Employee:

Employee also means any natural person named or holding any title or position described in the Schedule below, but only while such person is operating under Written contract with the Insured and is under the direct supervision or control of the Insured.

Schedule:

Sub-Advisor, Shareholder Services Agent, Custodian, or Sub-Custodian

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106839603

IVBB-19024 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

NEWLY CREATED INVESTMENT FUNDS OR PORTFOLIOS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following replaces section III. GENERAL AGREEMENTS, A.:

A.	ORGANIC GROWTH

This bond will include coverage for any Newly Created Investment Fund or Portfolio, provided the Insured or the Investment Adviser submits to the Company, following the end of each Bond Period, a list of all Newly Created Investment Fund or Portfolios created and offered during such Bond Period, including the estimated assets of each Newly Created Investment Fund or Portfolio and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Funds or Portfolio, unless such prospectuses and statements of additional information have been previously submitted to the Company.

Following the end of each Policy Period, any Newly Created Investment Fund or Portfolio created during such Policy Period will continue to be insured only if:

1.	the Company is notified as set forth in this General Agreement;

2.	the information required by this General Agreement has been provided to the Company; and

3.	the Company acknowledges the addition of such Newly Created Investment Fund or Portfolio by Written endorsement issued to and forming a part of this bond.

2.	The following is added to section IV. DEFINITIONS:

Newly Created Investment Fund or Portfolio means any new fund or portfolio created and offered by an Insured or Investment Adviser and for which registration with the SEC has been declared.

Newly Created Investment Fund or Portfolio does not include any fund or portfolio that was part of any consolidation, merger, purchase, or acquisition as described in section III. GENERAL AGREEMENTS, B.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number: 106839603

IVBB-10004 Ed. 09-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUTOMATED PHONE SYSTEMS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to ITEM 4. of the Declarations

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
AUTOMATED PHONE SYSTEMS	$31,725,000	$10,000

2.	The following is added to section II. INSURING AGREEMENTS:

AUTOMATED PHONE SYSTEMS (“APS”)

Loss caused directly by an APS Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive the Insured; provided that the entity that receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions. The isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement.

2.	The following are added to section IV. DEFINITIONS:

APS or Automated Phone System means an automated system that receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; but does not include transmissions from a Computer System or part thereof.

APS Designated Procedures means the following procedures:

1.	Logging: All APS Transaction requests must be logged or otherwise recorded so as to preserve all of the information necessary to effect the requested APS Transaction transmitted in the course of such a request, and the records must be retained for at least six months. Information contained in the records must be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

2.	Identity Test: The identity of the caller in any request for an APS Transaction must be tested before executing that APS Transaction by requiring the entry by the caller of an identification number consisting of at least four digits or characters.

3.	Contemporaneous Confirmation: All information in each request for an APS Transaction that is necessary to effect such APS Transaction must be contemporaneously repeated to the caller, and no such APS Transaction will be executed unless the caller has confirmed the accuracy of such information.

4.	Written Confirmation: A written confirmation of each APS Transaction must be sent to the shareholders to whose account such APS Transaction relates, at the record address, by the end of the Insured’s next regular processing cycle, but no later than five business days following such APS Transaction.

5.	Access to APS Equipment: Physical access to APS Equipment must be limited to duly authorized personnel.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number: 106839603

IVBB-10010 Ed. 11-16	Page 1 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

APS Election means any election concerning dividend options available to the Insured’s shareholders that is requested through an Automated Phone System.

APS Exchange means any exchange of shares in a registered account of one Insured into shares in an identically registered account of another Insured in the same complex pursuant to exchange privileges of the two Insureds, which exchange is requested through an Automated Phone System.

APS Purchase means any purchase of shares issued by an Investment Advisor that is requested through an Automated Phone System.

APS Redemption means any redemption of shares issued by an Investment Advisor that is requested through an Automated Phone System.

APS Transaction means any APS Redemption, APS Election, APS Exchange, or APS Purchase.

Officially Designated means designated in writing signed by a shareholder of record of an Insured, either in such shareholder’s initial application for the purchase of an Insured’s shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

Signature Guarantee means a Written guarantee of a signature that is made by a Financial Institution whose deposits are insured by the Federal Deposit Insurance Corporation, or by a broker that is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3.	Solely with respect to the Automated Phone Systems Insuring Agreement, the following are added to section V. EXCLUSIONS:

This bond does not cover:

a.	Any loss covered under any other Insuring Agreement of this bond:

b.	Any loss resulting directly or indirectly from:

(1)	Any APS Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds;

(2)	Any APS Redemption of an Insured’s shares that had been improperly credited to a shareholder’s account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption;

(3)	Any APS Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account that was either (i) designated over the telephone fewer than 30 days prior to such redemption, or (ii) designated in writing less than one day prior to such redemption;

(4)	The failure to pay for shares attempted to be purchased, or

(5)	The intentional failure to adhere to one or more APS Designated Procedures.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

IVBB-10010 Ed. 11-16	Page 2 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK CANCELATION, TERMINATION, CHANGE, OR MODIFICATION ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following replaces section VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION, 1.b.:

b.	If the bond has been in effect for 60 days or less, it may be canceled by the Company for any reason. Such cancelation will be effective 60 days after the Company mails a notice of cancelation to the first named Insured at the mailing address set forth in ITEM 1 of the Declarations, the SEC, and every other Insured.

If the bond has been in effect for more than 60 days or is a renewal, then cancelation may only be for one or more of the following reasons and will be effective 60 days after the notice of cancelation is mailed or delivered to the first named Insured at the mailing address set forth in ITEM 1 of the Declarations, the SEC, and to every other Insured:

(1)	nonpayment of premium or installment that is overdue, as well as any unpaid fees charged for installments, late payment or reinstatement;

(2)	conviction of the Insured of a crime arising out of acts increasing the hazard insured against;

(3)	discovery of fraud or material misrepresentation in the obtaining of this bond or in the presentation of a claim hereunder;

(4)	discovery after the inception date set forth in ITEM 2 of the Declarations of an act or omission, or a violation of any bond condition that substantially and materially increases the hazard insured against;

(5)	material change in the nature or extent of the risk, occurring after the Inception Date set forth in ITEM 2 of the Declarations, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed;

(6)	a determination by the superintendent that continuation of the present premium volume of the Company would jeopardize the Company’s solvency or be hazardous to the interests of the Company’s stockholders or creditors, or to the public;

(7)	a determination by the superintendent that continuation of the bond would violate, or would place the Company in violation of, any provision of the New York State Insurance Law; or

(8)	where the Company has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the Insured for the purpose of collecting the insurance proceeds, provided that:

(a)	a notice of cancelation on this ground informs the Insured in plain language that the Insured must act within 10 days if review by the Department of Financial Services of the State of New York of the ground for cancelation is desired; and

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106839603

IVBB-18023 Ed. 01-16	Page 1 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

(b)	notice of cancelation on this ground is provided simultaneously by the Company to the Department of Financial Services of the State of New York.

2.	The following are added to section VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION:

4.	Nonrenewal

The Company will not be required to renew this bond upon its expiration. If the Company elects not to renew, the Company will provide the Insured set forth in ITEM 1 of the Declarations, the SEC, and every other Insured Written notice to that effect at least 60 days, but no more than 120 days, before the Expiration Date set forth in ITEM 2 of the Declarations. If such notice is given late, the bond will continue in effect for 60 days after such notice is received by the Insured.

5.	Renewal with Altered Terms:

Should this bond be renewed or replaced, but with a reduction of limits, reduced coverage, increased deductible, additional exclusions, or upon increased premiums in excess of 10% (exclusive of any premium increase as a result of experience rating), the Company must mail Written notice to the Insured shown in ITEM 1 of the Declarations at least 60 days but not more than 120 days before renewal or replacement. If such notice is given late, the renewal or replacement bond will be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is received by the Insured.

The Company may elect to simply notify the Insured that the bond will either not be renewed, or will be renewed with different terms, conditions or rates. In such event, the Company will inform each Insured and the SEC that a second notice will be sent at a later date specifying the Company’s exact intention. The notice will inform the parties that, in the meantime, coverage will continue at the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is received by the Insured, whichever is later.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVBB-18023 Ed. 01-16	Page 2 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK INSURANCE REGULATION 209 ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to section V. EXCLUSIONS, AA.:

However, this exclusion will not apply to loss caused by an Employee of an Insured located in New York who was convicted of a fraudulent or dishonest act prior to becoming employed by the Insured if the Insured made a determination to hire or retain such Employee utilizing the factors set out in Correction Law Article 23-A. Nevertheless, this exclusion will apply to an Employee, or loss caused by such Employee, for whom there is a bar to employment established by law and the Insured has hired or retained the Employee despite the bar.

2.	The following is added to section VI. CONDITIONS, R. CANCELATION OR TERMINATION, 2. Termination, c.:

Termination of coverage as to any Employee of an Insured located in New York as set forth in c.(1) and c.(2) above will also not apply to any such Employee if: (a) the dishonest act was committed by that Employee prior to becoming employed by the Insured, (b) the dishonest act resulted in a conviction of that Employee; and (c) the Insured made a determination to hire or retain the Employee utilizing the factors set out in Correction Law Article 23-A. However, such termination of coverage will apply to an Employee, or loss caused by such Employee, for whom there is a bar to employment established by law and the Insured has hired or retained the Employee despite the bar.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106839603

IVBB-17022 Ed. 03-17	Page 1 of 1
© 2017 The Travelers Indemnity Company. All rights reserved.

AMENDED AND RESTATED

JOINT INSURED AGREEMENT

AGREEMENT dated December 1, 1999, as most recently amended as of November 19, 2013, July 11, 2014, April 23, 2015, November 18, 2015, and November 16, 2016 among the registered investment companies advised by Gabelli Funds, LLC and Teton Advisors, Inc. (together, the “Advisers”) which are listed on Schedule A attached hereto (collectively, the “Funds”).

WHEREAS, each of the Funds is named as an insured in an investment company blanket bond (the “Fidelity Bond”) which is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended; and

WHEREAS, the Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1 and to assure that premiums payable with respect to the Fidelity Bond and payments by the Insurer with respect to the Fidelity Bond are allocated in a fair and equitable manner;

Now, THEREFORE, the Funds do hereby agree as follows:

1. Each Fund shall maintain a minimum amount of fidelity insurance one level higher than that specified for its asset size by the table contained in Rule 17g-1(d) (the “Minimum Insurance”). Each Fund shall aggregate the assets of all of its series to calculate the amount of coverage required by Rule 17g-1(d). Notwithstanding the foregoing, no Fund shall be required to increase the amount of its fidelity insurance unless and until the aggregate amount of fidelity insurance maintained by the Funds exceeds the aggregate amount of fidelity insurance the Funds are required to maintain pursuant to the table contained in Rule 17g-1(d) by $2 million or less.

2. The allocation of the premium to each Fund shall be based on the proportionate share of the sum of the premiums that would have been paid if fidelity insurance was purchased separately by the Funds, and will be based upon the relative Minimum Insurance percentages of the Funds as of the quarter ending prior to the beginning of the first month in the period for which the coverage is obtained, subject to paragraph 4 below.

3. Each Fund is guaranteed a minimum coverage amount with access to the remainder of the total coverage of the Fidelity Bond. In the event that any recovery is received under the Fidelity Bond as a result of the loss sustained by two or more Funds, each Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it maintained a single insured bond with minimum coverage.

4. Each Fund may, at any time, increase its allocation described in paragraph 2 upon payment of the premium required for such additional insurance provided that the face amount of the Fidelity Bond can increase accordingly or be supplemented by a policy of excess insurance.

5. Any other registered investment company or additional series of such an investment company for which the Advisers or their affiliates serves as investment adviser (“Additional Fund”) may become a party to this Agreement by executing a copy of this Agreement (a copy of which will be furnished to each of the Funds) and by paying the premium for any required increase in the amount of the Fidelity Bond if the underwriter of the Fidelity Bond is willing to add such Additional Fund as an additional insured and increase the amount of total coverage by the amount of the Minimum Insurance required for such Additional Fund by the provisions hereof.

6. The Agreement shall remain in effect for as long as two or more of the Funds (including any Additional Fund) are insured under the terms of the Fidelity Bond. Any Fund shall, however, have the right to terminate, at any time, its participation in the Fidelity Bond and in this Agreement provided that losses incurred prior to such termination shall be governed by the provision of this Agreement and the amount of any return premium to which such Fund shall be entitled will be limited to the amount actually obtained from the underwriter in respect of such termination.

Signed:	/s/ Agnes Mullady
Agnes Mullady

Treasurer, The Gabelli Asset Fund

Treasurer, Gabelli Capital Series Funds, Inc.

Treasurer, Comstock Funds, Inc.

Treasurer, The Gabelli Convertible and Income Securities Fund Inc.

Treasurer, The Gabelli Dividend Growth Fund

Treasurer, The Gabelli Dividend & Income Trust

Treasurer, Gabelli Equity Series Funds, Inc.

Treasurer, The Gabelli Equity Trust Inc.

Treasurer, The GDL Fund

Treasurer, GAMCO Global Gold, Natural Resources & Income Trust

Treasurer, The Gabelli Multimedia Trust Inc.

Treasurer, GAMCO Global Series Funds, Inc.

Treasurer, The Gabelli Global Utility & Income Trust

Treasurer, Gabelli Gold Fund, Inc.

Treasurer, The GAMCO Growth Fund

Treasurer, GAMCO International Growth Fund, Inc.

Treasurer, Gabelli Investor Funds, Inc.

Treasurer, The GAMCO Mathers Fund

Treasurer, The Gabelli Money Market Funds

Treasurer, GAMCO Natural Resources, Gold & Income Trust

Treasurer, Gabelli ESG Fund, Inc.

Treasurer, The Gabelli Utilities Fund

Treasurer, The Gabelli Utility Trust

Treasurer, The Gabelli Value 25 Fund Inc.

Treasurer, The TETON Westwood Funds

Treasurer, Gabelli 787 Fund, Inc.

Treasurer, the DIVIDEND Fund inc. by Gabelli

Treasurer, The Gabelli Global Small and Mid Cap Value Trust

President, The Gabelli Healthcare & Wellness(Rx) Trust

President, The Gabelli Go Anywhere Trust

Treasurer, Bancroft Fund Ltd.

Treasurer, Ellsworth Growth and Income Fund Ltd.

President, Gabelli NextShares Trust

Signed:	/s/ Agnes Mullady
Agnes Mullady

Schedule A

List of Registered Investment Companies

The Gabelli Asset Fund

The Gabelli Convertible and Income Securities Fund Inc.

The Gabelli Dividend Growth Fund

The Gabelli Dividend & Income Trust

The Gabelli Equity Trust Inc.

The GDL Fund

GAMCO Global Gold, Natural Resources & Income Trust

The Gabelli Multimedia Trust Inc.

The Gabelli Global Utility & Income Trust

Gabelli Gold Fund, Inc.

The GAMCO Growth Fund

The Gabelli Healthcare & Wellness(Rx) Trust

GAMCO International Growth Fund, Inc.

The GAMCO Mathers Fund

GAMCO Natural Resources, Gold & Income Trust

Gabelli ESG Fund, Inc.

The Gabelli Utilities Fund

The Gabelli Utility Trust

The Gabelli Value 25 Fund Inc.

the DIVIDEND Fund inc. by Gabelli

The Gabelli Global Small and Mid Cap Value Trust

The Gabelli Go Anywhere Trust

Bancroft Fund Ltd.

Ellsworth Growth and Income Fund Ltd

Gabelli NextShares Trust

Gabelli Capital Series Funds, Inc.:

The Gabelli Capital Asset Fund

Comstock Funds, Inc.

Comstock Capital Value Fund

Gabelli Equity Series Funds, Inc.:

The Gabelli Equity Income Fund

The Gabelli Small Cap Growth Fund

The Gabelli Focus Five Fund

GAMCO Global Series Funds, Inc.:

The GAMCO Global Telecommunications Fund

The GAMCO Global Growth Fund

The Gabelli Global Rising Income and Dividend Fund

The GAMCO Global Opportunity Fund

Gabelli Investor Funds, Inc.:

The Gabelli ABC Fund

The Gabelli Money Market Funds:

The Gabelli U.S. Treasury Money Market Fund

The TETON Westwood Funds:

TETON Westwood Equity Fund

TETON Westwood Intermediate Bond Fund

TETON Westwood Balanced Fund

TETON Westwood SmallCap Equity Fund

TETON Convertible Securities Fund

TETON Westwood Mighty Mites Fund

TETON Westwood Mid-Cap Equity Fund

Gabelli 787 Fund, Inc.

Gabelli Enterprise Mergers and Acquisitions Fund

November 16, 2016

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CO-SURETY ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to section VI. CONDITIONS:

CO-SURETY

1.	The term Company as set forth on the Declarations and as used throughout this bond is construed to mean all the Companies executing the Co-Surety Schedule below, unless otherwise specified in this endorsement.

2.	Each such Company will be liable only for such proportion of any Single Loss in Item 4 of the Declarations under this bond as the amount underwritten by such Company as specified in the Co-Surety Schedule bears to the Single Loss Limit of Insurance of Insuring Agreement A.1, but in no event will any such Company be liable for an amount greater than the amount underwritten by it.

3.	In the absence of a request from any Company to pay premiums directly to it, premiums for this bond may be paid to the Controlling Company designated in the Co-Surety Schedule below for the account of all Companies.

4.	In the absence of a request from any Company that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company will be deemed to be in compliance with the conditions of this bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of this bond, canceling or terminating this bond in its entirety or as to any Employee, and any notice so given will cancel or terminate the liability of all Companies in their entirety or as to such Employee, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, canceling or terminating the entire liability of such other Company under this bond or as to any Employee.

7.	In the absence of a request from any Company that notice of cancelation or termination by the Insured of this bond in its entirety be given to or filed directly with such Company, the giving of such notice in accordance with the terms of this bond to the Controlling Company will cancel or terminate the liability of all Companies in their entirety. The Insured may cancel or terminate the entire liability of any Company, other than the Controlling Company, under this bond by giving notice of such cancelation or termination to such other Company, and will send a copy of such notice to the Controlling Company.

8.	In the event of the cancelation or termination of this bond in its entirety, no Company will be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Limit of Insurance for this bond.

9.	In the event of the cancelation or termination of this bond as to any Company, such Company alone will be liable to the Insured for any return premium due the Insured on account of such cancelation or termination. The cancelation or termination of this bond as to any Company other than the Controlling Company will not cancel, terminate, or otherwise affect the liability of the other Companies under this bond.

Issuing Company:    Travelers Casualty and Surety Company of America

Policy Number:    106839603

IVBB-19007 Ed. 01-16	Page 1 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

Co-Surety Schedule

Controlling Company:

Underwritten for the sum of:	$20,000,000 part of $31,725,000

Except as follows:	Insuring Agreements G. and J.:	$31,520 part of $50,000.;

	Insuring Agreement H.	$15,760 part of $25,000.

Travelers Casualty and Surety Company of America

By:	Controlling Company

Signature:

Company (or Companies) other than Controlling Company:

Underwritten for the sum of:	$11,725,000 part of $31,725,000

Except as follows:	Insuring Agreements G. and J.:	$18,480 part of $50,000.;

	Insuring Agreements H.	$9,240 part of $25,000.

By:	Great American Insurance Company

Signature:

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVBB-19007 Ed. 01-16	Page 2 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

SECRETARY’S CERTIFICATE

The undersigned hereby certifies that the following resolutions have been adopted first by those Board Members who are not considered to be “interested persons,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (“Independent Board Members”) voting separately, and then by the entire Board of each Fund, at the respective meetings duly called and held on November 15 and 16, 2017:

RESOLVED,	That the Board hereby approves the renewal of the Fidelity Bond coverage with Travelers-St. Paul Fire and Marine Insurance Company and Great American Insurance Company, in the form submitted to the Board Members, effective December 7, 2017 for the ensuing year, which coverage is maintained jointly on behalf of the Fund and other parties named as insureds therein and which will provide coverage in the aggregate amount of $31,137,500; and further
RESOLVED,

That the portion of the premium for the aforementioned joint fidelity bond to be paid by the Fund is hereby approved, taking into consideration, among other things, the number of parties named as insureds; the nature of the business activities of such other parties; the amount of coverage under said fidelity bond; the amount of the premium for such bond; the ratable allocation of the premium among all parties named as insureds; and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED,

That the continuance of the Amended and Restated Joint Insured Agreement among Gabelli 787 Fund, Inc., The Gabelli Asset Fund, Bancroft Fund Ltd., Gabelli Capital Series Funds, Inc., Comstock Funds, Inc., The Gabelli Convertible and Income Securities Fund Inc., the DIVIDEND FUND inc. by Gabelli, The Gabelli Dividend Growth Fund, The Gabelli Dividend & Income Trust, Ellsworth Growth and Income Fund Ltd., Gabelli Equity Series Funds, Inc., The Gabelli Equity Trust Inc., The GDL Fund, The Gabelli Global Small and Mid Cap Value Trust, GAMCO Global Gold, Natural Resources & Income Trust, GAMCO Global Series Funds, Inc., The Gabelli Global Utility & Income Trust, The Gabelli Go Anywhere Trust, The Gabelli Gold Fund, Inc., The GAMCO Growth Fund, The Gabelli Healthcare & WellnessRx Trust, GAMCO International Growth Fund, Inc., Gabelli Investor Funds, Inc., The GAMCO Mathers Fund, The Gabelli Money Market Funds, The Gabelli Multimedia Trust Inc., GAMCO Natural Resources,

Gold & Income Trust, Gabelli ESG Fund, Inc., The Gabelli Utilities Fund, The Gabelli Utility Trust, The Gabelli Value 25 Fund Inc., The TETON Westwood Funds, and Gabelli NextShares Trust (“Amended and Restated Joint Insured Agreement”) as presented at this Meeting, is hereby approved; and further
RESOLVED,

That the Assistant Secretary of the Fund is hereby authorized and directed to prepare, execute and file such Joint Fidelity Bond and any supplements thereto, and to take such action as may be necessary or appropriate in order to conform the terms of the Joint Fidelity Bond coverage to the provisions of the 1940 Act, and the rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the undersigned has hereunto set his/her hand this 19th day of March, 2018.

/s/ Andrea R. Mango
Andrea R. Mango
Secretary

Gabelli 787 Fund, Inc.	The Gabelli Convertible and Income Securities Fund Inc.
The Gabelli Asset Fund	The Gabelli Dividend Growth Fund
Gabelli Capital Series Funds, Inc.	The Gabelli Dividend & Income Trust
Comstock Funds, Inc.	The Gabelli Equity Trust Inc.
Gabelli Equity Series Funds, Inc.	The GDL Fund
GAMCO Global Series Funds, Inc.	GAMCO Global Gold, Natural Resources & Income Trust
Gabelli Gold Fund, Inc.	The Gabelli Multimedia Trust Inc.
The GAMCO Growth Fund	Gabelli Investor Funds, Inc.
The Gabelli Healthcare & WellnessRx Trust	The Gabelli Utilities Fund
GAMCO International Growth Fund, Inc.	The Gabelli Utility Trust
The Gabelli Global Utility & Income Trust	The TETON Westwood Funds
The GAMCO Mathers Fund	GAMCO Natural Resources, Gold & Income Trust
The Gabelli Money Market Funds	The Gabelli Global Small and Mid Cap Value Trust
Gabelli ESG Fund, Inc.	The Gabelli Go Anywhere Trust
The Gabelli Value 25 Fund Inc.	Bancroft Fund Ltd.
The DIVIDEND Fund inc. by Gabelli	Ellsworth Growth and Income Fund Ltd.
Gabelli NextShares Trust